November 26, 2012

Ms. Pamela Long
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Advanced Medical Isotope Corporation
Pre-effective Amendment 2 to Registration Statement on Form S-1
Filed October 16, 2012
File No. 333-183705

Dear Ms. Long:

This letter is in response to the comments contained in the letter from the Securities and Exchange Commission (the “Commission”), dated October 31, 2012 (the "Comment Letter"), to Advanced Medical Isotope Corporation (the “Company”) concerning Pre-effective Amendment 2 to the Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission (“SEC”) on October 16, 2012.

On behalf of the Company, the following are our responses to the Commission’s comments:

General

1. The response to prior comment 2 does not appear to address the shares underlying the warrants that were issued with the notes to the investors in the private placements. Please tell us why you believe that you can rely on Rule 414(a)(1)(i) for the shares underlying the warrants that were issued with the notes to the investors in the private placements.

The amount of shares currently being registered for the investors has been reduced to 12,720,000, less than one-third of the 38,197,654 shares held by non affiliates as of June 30, 2012.  The 12,720,000 shares consists of up to 5,830,000 shares issuable to investors upon the conversion of our Convertible Notes, up to 1,060,000 shares of common stock that may be issuable to investors in the future if the Company elects to pay all interest dueunder the terms of the Convertible Notes in shares of common stock and up to 5,830,000 shares issuable to investors upon the exercise of the common stock purchase warrants.

2. The response to prior comment 2 states that “A portion of the notes have already been outstanding for three months…” Please confirm that you issued all of the notes overlying the common stock being registered for resale before you filed the registration statement on September 4, 2012.

The Company confirms that it issued all of the notes overlying the common stock being registered for resale before the Company filed the registration statement on September 4, 2012.  A portion of the notes were issued on July 13, 2012 and have now been outstanding for four months and a portion of the notes were issued on August 2, 2012 and have been outstanding for over three months.

3. The response to prior comment 13 indicates that the conversion price of $0.10 per share set for the notes is less than one half of the market price per share of your common stock on July 13, 2012 and August 2, 2012, the dates of the private placement. Notwithstanding the fact that the conversion price is set as you note in response to prior comment 2, we believe that you should reduce significantly the shares of common stock being registered for resale by investors in the private placements due to the magnitude of the discount on the conversion price of the notes from the market price per share of the common stock on the dates of the private placements. Also, the fact that you will not receive proceeds from the resale of the shares of common stock is not supportive of whether an offering is a secondary rather than an indirect primary offering.

The amount of shares currently being registered for the investors has been reduced to 12,720,000, less than one-third of the 38,197,654 shares held by non affiliates as of June 30, 2012.  The 12,720,000 shares consists of up to 5,830,000 shares issuable to investors upon the conversion of our Convertible Notes, up to 1,060,000 shares of common stock that may be issuable to investors in the future if the Company elects to pay all interest due under the terms of the Convertible Notes in shares of common stock and up to 5,830,000 shares issuable to investors upon the exercise of the common stock purchase warrants.

Offering Summary, page 5

4. We note the revisions that you have made to your disclosure in response to prior comment 13. Given the disparity between the market price of the common stock on the dates of the private placements of notes and warrants, please also include tabular disclosure depicting the total possible profit the selling shareholders could realize as a result of the conversion discount for the common stock underlying the convertible notes and the discount to the market for the shares underlying the warrants. This information should be presented in a table with the following information disclosed separately:

•	the market prices per share of the common stock underlying the convertible notes and warrants on the dates of the private placements;

•	the conversion price per share for the common stock underlying the convertible notes and warrants as set forth in the notes and warrants;

•	the total possible shares underlying the convertible notes and warrants (assuming no interest payments and complete conversion throughout the term of the note);

•
the combined market price of the total number of shares underlying the convertible notes and warrants, calculated by using the market price per share on the dates of the sale of the convertible notes and warrants and the total possible shares underlying the convertible notes and warrants;

•	the combined conversion price of the total number of shares underlying the convertible notes and warrants; and

•
the total possible discount to the market price as of the dates of the sale of the convertible notes and warrants, calculated by subtracting the total conversion price on the dates of the sale of the convertible notes and warrants from the combined market price of the total number of shares underlying the convertible notes and warrants on that date.

The following table sets forth the potential profit to be realized upon conversion by the selling stockholders of the Convertible Notes based on the market price and conversion price at the date of issuance:

Potential Profit from Conversion of Convertible Notes Issued to Investors
Assuming the Investors Sold at the Market Price as of the Date of Issuance

Date of Issuance	July 13, 2012	August 2, 2012

Market price per share at date of issuance	$0.24	0.2895

Conversion Price per share	$0.10	0.10

Total shares underlying Convertible Notes	5,500,000	5,100,000

Aggregate market value of underlying shares based on market price as of date of issuance	$1,320,000	1,476,450

Aggregate conversion price of underlying shares	$550,000	510,000

Total dollar amount of discount to market price	$770,000	966,450

Percentage discount to market price of underlying shares	58.3%	65.5%

The following table sets forth the potential profit to be realized upon exercise of the Warrants by the selling stockholders based on the market price and exercise price at the date of issuance:

Potential Profit from Exercise of Warrants Issued to Investors
Assuming the Investors Sold at the Market Price as of the Date of Issuance

Date of Issuance	July 13, 2012	August 2, 2012

Market price per share at date of issuance	$0.24	0.2895

Exercise Price per share	$0.15	0.15

Total shares underlying Warrants	5,500,000	5,100,000

Aggregate market value of underlying shares based on market price as of date of issuance	$1,320,000	1,476,450

Aggregate exercise price of underlying shares	$825,000	765,000

Total dollar amount of discount to market price	$495,000	711,450

Total discount to market price of underlying shares	37.5%	48.2%

Exhibit 10.14
Exhibit 10.15
Exhibit 10.16

5. The consulting agreement with Lavos, LLC listed as exhibit 10.14 was filed twice and tagged as exhibits 10.14 and 10.15. Please revise.

6. The consulting agreement with Lidingo Holdings, LLC listed as exhibit 10.15 was not filed. Please revise.

7. The consulting agreement with Tungsten 74, LLC listed as exhibit 10.16 was mistagged as exhibit 10.15. Please revise.

The tagging and other errors with the exhibits have been corrected.

Thank you for your attention to this matter. We look forward to hearing from you. Please direct questions or questions for clarification of matters addressed in this letter to the undersigned of Sichenzia Ross Friedman Ference LLP at (212) 981-6767.

Sincerely, /s/ Peter DiChiara Peter DiChiara